

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

June 21, 2007

Mr. William J. Walljasper
Senior Vice President and Chief Financial Officer
Casey's General Stores, Inc.
One Convenience Boulevard
Ankeny, Iowa 50021

> **Re:** **Casey's General Stores, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2006**
> **Filed July 13, 2006**
> **Forms 10-Q for Fiscal Quarters Ended July 31, 2006,**
> **October 31, 2006 and January 31, 2007**
> **Filed September 8, 2006, December 8, 2006 and March 9, 2007**
> **Response Letter Dated May 22, 2007**
> **File No. 0-12788**

Dear Mr. Walljasper:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Choi
Branch Chief